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08031324

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/28/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heffernan Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Howard Street, Suite 550
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Prichard, Sr. 415-778-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. #500 (Address), San Ramon (City), CA (State) 94583-4427 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

SEC Mail Processing Section
APR 15 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

OATH OR AFFIRMATION

I, John R. Prichard, Sr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heffernan Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

President

Title

Notary Public

F. DE LA ROSA
Commission # 1711686
Notary Public - California
Alameda County
My Comm. Expires Dec 18, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFFERNAN SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Heffernan Securities, LLC
Walnut Creek, California

We have audited the accompanying balance sheet of Heffernan Securities, LLC as of December 31, 2007, and the related statements of income, and cash flows for the period from August 28, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heffernan Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the period from August 28, 2007 (date of inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 18, 2008

HEFFERNAN SECURITIES, LLC
Balance Sheet
December 31, 2007

ASSETS

Assets	
Cash and cash equivalents	$ 32,459
Total assets	$ 32,459

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 1,000
Due to member	7,649
Total liabilities	8,649
Member's equity	23,810
Total liabilities and member's equity	$ 32,459

The accompanying notes are an integral part of these financial statements.

HEFFERNAN SECURITIES, LLC
Statement of Income
For the Period from August 28, 2007 to December 31, 2007

Revenue	
Commission income	$ 486,627
Total revenue	486,627
Expenses	
Professional fees	14,312
Regulatory fees and taxes	6,575
Total expenses	20,887
Income from operations	465,740
Net income	465,740
Member's equity, beginning of year	-
Member's capital contribution	25,000
Member's distribution	(466,930)
Total member's equity	$ 23,810

The accompanying notes are an integral part of these financial statements.

HEFFERNAN SECURITIES, LLC

Statement of Cash Flows

For the Period from August 28, 2007 to December 31, 2007

Cash flows from operating activities	
Net income	$ 465,740
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Accounts payable	1,000
Due to member	7,649
Net cash provided by operating activities	474,389
Cash flows from financing activities	
Distribution to member	(466,930)
Capital contributions	25,000
Net cash used in financing activities	(441,930)
Increase in cash and cash equivalents	32,459
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 32,459
Supplemental cash flow activity	
Cash paid for income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Heffernan Securities, LLC (the "Company") is a wholly owned subsidiary of Heffernan Insurance Brokers ("HIB"). The Company (a California corporation) was formed in June 2006 and commenced operations August 28, 2007 (licensed in California) doing business as an "accommodation broker dealer."

The Company utilizes the services of Financial Telesis, Inc. ("FTI"), a qualified and registered broker dealer and registered investment advisor ("RIA"). The Company refers clients to FTI as prospects primarily for 401(k) employee benefit plans, which include mutual funds, group annuity products, and other related retirement products. FTI consummates the transactions and remits the agreed upon commission to the Company. FTI charges a fee for its services to the Company.

The Company receives support from HIB for items such as personnel salaries and benefits, accounting and information technology services, office space, office equipment, and certain office supplies. There is no charge to the Company for these items. The financial results of the Company would be significantly different absent this relationship with HIB.

2. Summary of Significant Accounting Policies

Revenue recognition

Commission income is recognized when earned.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its return. Accordingly, no provision for income taxes besides the minimum state franchise tax and the LLC gross receipts fees would be reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6 2/3%. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007, the Company has net capital of $23,810, which was $18,810 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was 0.36 to 1.

4. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(ii) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (Securities Act of 1934), (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

SUPPLEMENTARY INFORMATION

HEFFERNAN SECURITIES, LLC
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital		
Member's equity		$ 23,810
Net capital		$ 23,810
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		$ 8,649
		$ 8,649
Computation of basic net capital requirements		
Minimum net capital requirement (6 2/3% of aggregate indebtedness) ($5,000 minimum)	(A)	$ 577
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 18,810
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 22,945
Ratio of aggregate indebtedness to net capital		0.36

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of December 31) - no differences

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

Not applicable.

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Member
Heffernan Securities, LLC
Walnut Creek, California

In planning and performing our audit of the financial statements and supplemental schedules of Heffernan Securities, LLC (the "Company") for the period from August 28, 2007 (inception) through December 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 18, 2008

END